Mail Stop 6010


      October 18, 2005


Via U.S. Mail and Facsimile to (631) 761-0969

Richard G. Satin
Vice President of Operations and General Counsel
Medical Action Industries Inc.
800 Prime Place
Hauppauge, NY 11788


	Re:	Medical Action Industries Inc.
		Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed June 13, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 000-13251

Dear Mr. Satin:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended March 31, 2005

Item Nine (A) - Controls and Procedures, page 19

1. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 75 days of the filing date of your annual report. Please revise to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to
Item 307 of Regulation S-K and Part III.F of Management`s Reports on
Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238.

2. We also note that management has concluded that your disclosure controls and procedures are effective "in alerting them on a timely basis to material information relating to the company required to be included in y(our) reports filed or submitted under the Exchange Act."
Revise to clarify, if true, that your officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management to allow timely decisions regarding required disclosure.
Refer to Exchange Act Rule 13a-15(e).

3. We see your disclosure that there have been no significant changes in your internal controls or other factors that could significantly affect these controls subsequent to the date of the evaluation. Please revise your disclosure to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

Exhibit 99.2

4. We note that the certifications filed as part of this exhibit were
not in the proper form. The required certifications must be in the exact form prescribed. We note that the certification that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), must be provided in the first annual report
required to include management`s internal control report and thereafter. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of
each of your current CEO and CFO in the form currently set forth in
Item 601(b)(31) of Regulation S-K. This comment also applies to your
quarterly filing.
Management`s Discussion and Analysis of Financial Condition, page
6

Critical Accounting Policies, page 8

Goodwill and Other Intangibles, page 9

5. We note that you operate in one industry, disposable medical products, and appear to conclude that you are comprised of one operating segment as defined by paragraph 10 of SFAS 131. We also note your disclosure that "goodwill is tested for impairment at the reporting unit level." Please tell us and expand your disclosure in future filings to explain the concept of reporting units, as defined by paragraph 30 of SFAS 142, and to identify yours including the amount of goodwill allocated to each.

6. In this regard, please discuss why your reporting units are not considered operating segments under SFAS 131. Revise future filings to explicitly state that the chief operating decision maker does not review disaggregated segment information, if true.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-
3662
or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.




								Sincerely,



								Angela Crane
								Branch Chief

Richard G. Satin
Medical Action Industries Inc.
October 18, 2005
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